November 19, 2007

VIA OVERNIGHT MAIL

Mr. Daniel Morris, Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Yum! Brands, Inc.
Definitive 14A Filed April 6, 2007
File No. 001-13163

Dear Mr. Morris:

YUM! Brands, Inc. (the “Company”) has received your letter dated September 26, 2007, which contained comments based on your review of the above-referenced Definitive 14A. We respectfully submit our responses to your comments. For your convenience, we have repeated your comments in their entirety followed by our responses.

Our Compensation Committee, Page 37

1.

We note your discussion regarding Hewitt Associates’ responsibilities with respect to CEO compensation. Please disclose the functions performed by Hewitt Associates with respect to named executive officers other than the CEO. It is unclear whether Hewitt Associates merely performs research functions (e.g., gathering benchmarking data) related to the compensation of named executive officers other than the CEO, or if the consultant also participates in the analysis of, and formulates recommendations regarding, the compensation of named executive officers other than the CEO. Lastly, your disclosure should also address other material elements of Hewitt Associates’ functions and the differences, if any, between your consulting relationships with Hewitt Associates and Towers Perrin, your other compensation consultant. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Response:

Our Compensation Committee hired Hewitt Associates in late 2005 to serve as its independent consultant. Hewitt is used in an advisory role by the Compensation Committee. Specifically, Hewitt provides information related to

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trends in executive compensation practices, market data related to the CEO (but not the other named executive officers), as well as periodic consultations related to technical or plan design issues. Hewitt does not play a role in deciding or determining compensation, this role is reserved to the Compensation Committee. The Compensation Committee expects that Hewitt, when necessary, will work with management in its various efforts in order to fully understand the details of various compensation programs and the underlying business and pay philosophy.

Prior to the Compensation Committee’s hiring Hewitt, Yum had already engaged Towers Perrin to conduct a compensation review. As the work was already engaged, the Compensation Committee reviewed both the Towers Perrin and Hewitt data. The final decision on the CEO's pay was made based on the Hewitt data.

Yum ended its relationship with Towers Perrin with respect to work provided on the CEO compensation package coincident with the January 2006 Compensation Committee meeting.

We will add disclosure in future filings addressing the material elements of the compensation consultant’s functions.

Compensation philosophy and objectives, page 37

2.	Refer to the last full sentence of page 37. Please explain the meaning of the term “key talent”.

Response:

“Key talent” is not “officially” defined by the Compensation Committee but is a term used to describe employees who are expected to make significant contributions in current and future positions and would be a critical loss if they decided to leave the Company. To the extent we use this term in future filings, we will clarify its meaning.

Setting Executive Compensation, page 38

3.

You have identified several companies that you relied upon for benchmarking purposes. However, it also appears that you relied on broader industry compensation surveys prepared by your compensation consultants. Please disclose the companies included in the Towers Perrin and Hewitt Associates’ industry surveys discussed in this section. Refer to Item 402(b)(2)(xiv) of Regulation S-K. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each

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benchmarked element of compensation, in the most recently-ended fiscal year. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

As noted in our proxy statement, the Company did use broader industry compensation surveys for benchmarking purposes with respect to the named executive officers other than our CEO. This online data was derived from surveys of many companies and groups of companies that change from time to time. Importantly, the Committee did not review or consider a list of companies in these surveys and did not consider the actual list of companies material to its compensation decisions. The Committee was aware of the general demographics, in particular the median revenue range, for the companies in the survey. The key demographic data for the companies in the Hewitt survey is summarized as follows:

Number of company participants:	641

Median number of employees: 12,000

Number of publicly traded companies: 420

Median revenue:	$4,348B

The information for Tower's survey is as follows:

Number of company participants:	825

Median number of employees: 18,434

Number of publicly traded companies: Not disclosed

Median revenue:	$5,759B

Yum used data segmented by revenue scope that most closely fit Yum executives’ revenue scope for all elements of compensation for the other named executive officer (and will add disclosure addressing this in future filings). In light of the large number of companies comprising the survey group, Yum does not believe that an enumeration of each company in the survey group would provide meaningful disclosure to investors.

To the extent the Committee sets a target percentile for total compensation in the future, we will disclose this target percentile in future filings. However, we do not currently determine actual percentiles with respect to final or target total compensation for our named executive officers other than our CEO. Target percentiles for salary, bonus and long term incentives are discussed in the CD&A at pages 37 and 38. In particular, Yum’s objective is to provide pay opportunities to its named executive officers that are consistent with its pay philosophy and correspondingly with the market values of comparable positions of the benchmark companies. This is an important distinction from actual pay.

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Pay opportunities are the risk and time adjusted value of compensation as of the grant date or the beginning of a year or performance period. Alternatively, actual or earned compensation is what is ultimately delivered at the end of a year or relevant performance period, such as a bonus paid after year end or stock option gains at some point in the future when a participant exercises their options.

Pay opportunities are comprised of salary, target annual bonus, and the grant date value of long-term incentives. Generally the company targets pay opportunities between the 50th and 75th percentile of the peer group. What is earned or paid under any variable pay arrangement such as an annual bonus or ultimately realized from long-term incentive arrangements are entirely a function of realized results. Accordingly, to the extent actual or earned compensation varies from its targeted total compensation percentile, this will be a function of performance of the individual and/or the Company. The Company does not measure the percentile ranking of earned, or actual compensation since these values are deemed to be a function of results and, therefore, consistent with our pay-for-performance approach to executive compensation.

4.	Please disclose how you determined the percentage of franchisee sales and licensee sales to be added to the company’s 2005 revenues for benchmarking purposes?

Response:

Towers Perrin recommended that 25% of franchisee sales and licensee sales be included in Yum’s sales for benchmarking purposes for the CEO. Hewitt Associates agreed with their recommendation and advised the Compensation Committee that 25% was reasonable. Both Towers Perrin and Hewitt believed that the nature of Yum’s business increases complexity for the CEO (due to nature of a franchisor business) and warranted this increase. The Compensation Committee agreed with this recommendation. To the extent the Compensation Committee considers franchisee and licensee sales, we will add additional disclosure regarding how the percentage was determined.

Base Salary, page 40

5.

You state that the range for the base salaries paid to your named executive officers is generally between 75% and 125% of the midpoint of your survey group. This range is broad and therefore is unlikely to provide investors with sufficient information upon which to base their investment decisions. Please disclose in greater detail how specific percentile for base salary is determined for each named executive officer.

Response:

Yum compared each executive's base salary to the Towers Perrin and Hewitt survey data for 50th percentile base salary. This data point was established as

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the Yum midpoint for each executive and the salary range for that job was established using 75% and 125% of midpoint respectively. To the extent the Committee uses specific percentiles in its future pay decisions, we will add this information in future filings. Mr. Carucci was behind the market median so his base was increased to 50th percentile of the market. Messrs. Su, Allan and Brolick are significantly above the market 50th percentile. Yum chose to pay these three executives higher on recommendation of the CEO who recommended reducing the gap between their pay and the CEO's pay. As mentioned above, the Committee did not review percentiles for actual pay decisions. To the extent the Committee uses specific percentiles in its future pay decisions, we will include this information in future filings.

Annual Target Bonus Percentage, page 40

6.	Your disclosure should explain the meaning of “internal equity” and disclose how an executive’s expected contribution is evaluated.

Response:

Internal equity is not officially defined by the Compensation Committee but relates to the evaluation of compensation among peer employees within the Company. It includes consideration of an employee’s performance and tenure in position and the compensation of the executive’s peers. The executives’ expected contribution is evaluated subjectively by the Committee. To the extent we use this term in future filings, we will clarify its meaning.

7.

Please revise the second paragraph on page 42 to more clearly explain the “leverage formula” and how it is used to determine the “Team Factor.” Your current disclosure may be difficult for investors to understand.

Response:

To determine the Team Factor, the actual performance for each Team Performance Measure is compared to the “leverage formula” set for that measure to determine the percentage for that measure. That percentage is applied to the weighting given that measure. This is done for each Team Performance Measure. These percentages are then added together to obtain the final actual Team Factor for the year. The leverage formula for each Team Performance Measure provides for an increase to the percentage for that Target Performance Measure in the case of actual performance that is above the target performance. In case of performance below target, the leverage formula decreases the percentage. In other words, in years of above target performance higher percentages (and therefore higher payouts) are attained, while performance below the target levels will yield lower target payouts. This “leveraging” effectively leverages the potential of each Team Performance Measure to motivate the desired behaviors that the Company seeks to achieve.

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We will add disclosure in future filings addressing this matter.

Individual Performance Factor, page 42

8.

We note, for instance, that Mr. Su was deemed by the compensation committee to have excelled in certain areas (i.e., beating profits, implementation of marketing program, same store sales turnaround and research and development improvements). Similarly, you state that Mr. Novak’s salary increase was based upon “demonstrated strength and effectiveness” of his performance. You should provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

Yum did include this information under the caption “Application of Annual Incentive Program Formula to Named Executive Officers” on pages 42 and 43 for each executive. Below is the information that Yum included in the proxy and what the Compensation Committee considered in its evaluation:

“The Compensation Committee determined that Mr. Carucci’s overall individual performance for 2006 was above target based upon strong Company earnings per share growth, achievement of refranchising plans, driving reductions in future domestic general and administrative costs and improved franchise development....”

“For Mr. Su, the Compensation Committee determined that his overall individual performance for 2006 was significantly above target based upon the China division significantly beating profit plan, the successful implementation of a new marketing program at KFC, the turnaround in same store sales and driving important improvements in research and development.”

“For Mr. Brolick, the Compensation Committee determined that his overall individual performance for 2006 was on target based upon fostering excellent execution mindset among Company and franchisee stores, exceeding profit plan at Taco Bell, creating a solid development plan for 2007 and exceeding plan for number of stores with same store sales growth.“

“For Mr. Allan, the Compensation Committee determined that his overall individual performance for 2006 was significantly above target based upon achieving profit plan, well above target system sales growth, exceeding development targets, the alignment of global brand positioning for KFC and Pizza Hut, and excellent progress in key strategic markets.”

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The discussion of the Committee’s analysis of Mr. Novak’s 2006 compensation decisions is at pages 46 and 47 of the proxy.

The above represents the Committee’s determinations with respect to each named executive officer. We believe no further disclosure is required and no additional detail is material to an understanding of our compensation decisions. To the extent the Committee makes further detailed analysis with respect to future compensation decisions that is material to the Committee’s decision making, we will include this analysis in future filings.

Long-Term Incentive Compensation (LTI Plan)

9.

We note limited analysis on pages 43 and 44 of how your long term equity awards were determined. In this regard, although your disclosure provides some general information relating to this form of compensation, please provide substantive analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (V) of Item 402 of Regulation S-K. Please disclose the specific factors considered by the committee in ultimately approving this and other forms of compensation, including identification of the criteria considered by the committee and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Response:

Below is the description from page 43 of our proxy regarding how our Compensation Committee determined LTI awards. This summarizes the factors considered in making actual stock appreciation awards. There was no further analysis done by the Committee. We believe no further disclosure is required.

“For each named executive officer, the 2006 SARs grant was awarded based on the individual’s achievement of their stock ownership guidelines and the Compensation Committee’s subjective assessment of each executive’s performance and consideration of the survey data. Each SAR was granted at not less than the fair market value of the underlying YUM common stock on the date of grant. For 2006, Messrs. Carucci, Su, Brolick, and Allan all received stock appreciation right grants significantly above the 50th percentile of the survey data in recognition of superior performance and their expected contribution in future years.”

In particular, we note that we only award stock based appreciation rights that provide income to the executive based only on stock price appreciation and do not award other long term incentives that require “payout determinations by the Committee.” To the extent the Committee makes further detailed analysis with

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respect to future compensation decisions that is material to the Committee’s decision making, we will include this analysis in future filings.

Compensation of our Chief Executive Officer, page 46

10.

In the third-to-last paragraph on page 47 you state that Mr. Novak’s decision to defer portions of his compensation was considered by the compensation committee in its assessment of Mr. Novak’s compensation relative to the market. Please disclose how the deferral affected the committee’s assessment and whether Mr. Novak’s compensation was adjusted after the deferrals were considered.

Response:

Hewitt Associates provided market data information to the Compensation Committee on each element of the CEO's pay. When advising the Committee on the LTI component, the consultant included data regarding the stock appreciation rights grant and the discount on the deferral for purposes of achieving the overall desired LTI award. Thus, the Committee considered the value of discount portion of the deferral in the determination of Mr. Novak’s stock appreciation right award. The portion of the deferral attributable solely to the deferral of Mr. Novak’s 2005 bonus was not a factor in determining Mr. Novak’s stock appreciation rights award. We will add disclosure in future filings addressing this matter.

Summary Compensation Table, page 50

11.

As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. In this regard, please provide a more detailed analysis of how and why the compensation of Mr. Novak differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be disclosed on an individualized basis.

Response:

The Compensation Committee did not specifically discuss why Mr. Novak’s compensation differs from that of other NEOs. The Committee does review every year (including for 2006), as part of its process for setting compensation described at pages 38 and 39, data from consultants which substantiates on a comparative basis this difference in compensation. This comparative data analyzed over years supports the differences in salary, LTI and bonus. We believe the difference revealed by the comparative data makes sense in the case of Messrs. Allan, Brolick and Su because they are responsible for individual operating divisions at Yum while Mr. Novak is responsible for all Company

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operations. In Mr. Carucci’s case, he is responsible for a single function. To the extent the Committee makes further detailed analysis with respect to future compensation decisions that is material to the Committee’s decision making, we will include this analysis in future filings.

12.

We note footnote (4). However, it is unclear why that the value of discounts under the company’s EID Program is not disclosed under the heading “All Other Compensation.” Please explain. Please address Item 402(c)(2)(ix)(c) of Regulation S-K and footnote 221 to the Adopting Release dated September 8, 2006.

Response:

The discount under the Company’s EID Program is awarded in restricted stock units. In this regard, this discount is different from traditional discounts discussed at Item 402(c)(2)(ix)(C) and footnote 221. As explained at page 61, these awards are subject to a two-year risk of forfeiture and are paid out in company stock. As a result, the expense associated with these awards is accounted for in accordance with FAS 123R like other stock awards. Under Item 402(c)(2)(v), stock awards are to be disclosed under the “Stock Awards” column (column (d)). The actual amount of the discount awarded with respect to the deferral of the 2006 annual incentive is reported in footnote 4 of the SCT. Under the SEC rules, the SCT column (d) amounts reflect the accounting expense attributable to RSUs for 2006 and not the actual amount of the RSU attributable to the discount as reflected in footnote 4. Importantly, no compensation has been left out of the SCT.

Grants of Plan Based Awards, page 53

13.	Please revise the second paragraph of footnote (2) and your Compensation Discussion and Analysis to describe the “update to the Team Factor.”

Response:

The two grant dates for RSUs in 2007 reflect the award of the annual incentives on January 19, 2007 by the Compensation Committee and an update to the annual incentive award on January 26, 2007 as a result of an update to the Team Factor under the formula approved by the Compensation Committee. The update to the Team Factor was attributable to a determination that the actual EPS growth was higher resulting in a higher 2006 annual incentive for Messrs. Novak, Carucci, Brolick and Allan. The higher annual incentive produced a slightly larger restricted stock unit grant related to the deferral of their 2006 bonus into phantom stock units under the EID Program. While the higher EPS growth did impact Mr. Su’s annual incentive, this increase was offset by a slightly lower new restaurant build which was determined after the original January 19, 2007 award determination.

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If this situation occurs again, we will add additional language describing the adjustment.

Outstanding Equity Awards at Fiscal Year End, page 55

14.

As indicated in Instruction 2 to Item 402(f)(2) of Regulation S-K, the vesting dates of options and RSUs held at fiscal-year end must be disclosed by footnote to the applicable column where the outstanding award is reported.

Response:

We will disclose the actual vesting date of each stock and equity incentive award by footnote in future filings. Please note that the footnote (1) at page 56 in our 2007 proxy does permit the reader to determine the year when each award vested.

Change in Control, page 64

15.

We note that certain change in control payments are contingent upon the occurrence of a double trigger. Please disclose the rationale for providing single trigger vesting for stock options, stock appreciation rights and restricted stock units. Refer to Item 402(b)(2)(xi) of Regulation S-K.

Response:

We believe the explanation at page 46 of the proxy is responsive to your question and adequately discloses the Company’s rationale for single trigger vesting.

16.

Where appropriate, please disclose how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also disclose in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response:

As noted at page 45 of the proxy, the change in control (“CIC”) arrangements fit in with the overall compensation objective to motivate executives to maximize shareholder value. By providing a level of benefit in case of a CIC, the executive is incented to remain with the company through the change and continue to maximize shareholder value by drawing on their knowledge and expertise in the business to help insure a successful transition. The Committee did not consider the CIC arrangements when determining each NEO’s other compensation elements.

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Except for the CIC agreements discussed at pages 45 and 64, the Company does not provide employment agreements that stipulate payments on account of separation from employment. The Company does provide for pension and life insurance benefits in case of retirement as described at page 64 and the continued ability to exercise options in case of retirement. There is accelerated vesting of RSUs under the EID program in case of attaining retirement age and service (age 55 with 10 years of service). The Committee does not specifically consider any of these benefits in its compensation decisions, though the Committee is aware of these items of compensation when making annual compensation decisions. With respect to consideration of how these benefits fit into the overall compensation policy, the change of control benefits are reviewed from time to time by the Committee for competitiveness. These benefits generally fall below the average for companies of our size and, therefore, fall well within (and arguably under) the competitive norm. As noted at page 45 of the proxy, the Committee believes the benefits provided in case of a CIC are appropriate and are consistent with policy of attracting and retaining highly qualified employees.

To the extent the Committee makes further detailed analysis with respect to future compensation decisions which include consideration of termination benefits and which are material to the Committee’s decision making, we will include this analysis in future filings.

Director Compensation, page 66

17.

Disclose all assumptions made in the valuation of awards in the option awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response:

The Company agrees to include a cross reference to, or otherwise describe, the assumptions made in valuing these awards in future filings.

18.	Please review footnote (2) to explain why Mr. Langone’s charitable contribution amount exceeds the $10,000 program limit described on page 67.

Response:

Mr. Langone participated in the Company’s charitable contribution matching gift program during 2006 with $10,000 of charitable contributions made by Mr. Langone were matched by the Company. In addition to the matching gift program, the Company made an ad hoc charitable contribution of $13,500 in the Company’s name on behalf of Mr. Langone. To the extent similar contributions

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are made by directors in the future, we will provide additional disclosure to this effect.

Non-Employee Directors Annual Compensation, page 67

19.

We note that your director compensation was below the median prior to the increase in the stock grant retainer paid to your directors. Please consider disclosing how your current director compensation levels measure relative to the median.

Response:

After the compensation increase the total director compensation package was 8% above the median. The Board of Directors also agreed that no changes will be made to the board pay package in 2007. Therefore, the adjustment was made to insure competitiveness for two years. In next year’s proxy statement, we will provide additional disclosure to this effect.

In connection with this response, the Company acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Very truly yours,

/s/ John P. Daly